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                          January 5, 2023

       Ramsey Alloush
       General Counsel
       Journey Medical Corporation
       9237 E Via de Ventura Blvd., Suite 105
       Scottsdale, AZ 85258

                                                        Re: Journey Medical
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed December 30,
2022
                                                            File No. 333-269079

       Dear Ramsey Alloush:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              David S. Wolpa